FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 13th of January, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	January 13th, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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M-Systems Contact:	Investor Contacts:
Ronit Maor CFO	Jeff Corbin / Lee Roth KCSA Worldwide
+972-(9)-764-5002	+1 (212) 896-1214 / 1209
ronit.maor@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR IMMEDIATE RELEASE

M-Systems To Exceed Previous Guidance

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M-Systems` Fourth Quarter Earnings Release and Conference Call Scheduled For January 31, 2005

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M-Systems Adopts New Financial Presentation Method

Kfar Saba, Israel, January 13, 2005 - M-Systems (Nasdaq: FLSH) announced today that following a strong holiday season it expects to exceed its previous guidance for the fourth quarter, with revenues to exceed $110 million and earnings per share to exceed $0.20.

The company also announced that, commencing with its fourth quarter results, it will adopt a new presentation method for its consolidated statements of operations to better reflect its business due to the fact that a growing portion of the company`s revenues are generated from sources other than product sales, including investments accounted for under the equity method. For ease of reference, the company has prepared the accompanying tables to demonstrate the application of the new presentation method to the first three quarters of 2004.

As shown in the tables, certain income related to the company's investment accounted for under the equity method, previously included in revenues, has been reclassified as a reduction of cost of goods sold. This change has no effect on the company`s operating income, net income or EPS for any prior periods.  Commencing with its fourth quarter and 2004 year end results, all M-Systems financial results will be presented in accordance with this method.

The company will release its 2004 fourth quarter financial results on Monday, January 31, 2005, during pre-market hours. Following the earnings announcement, M-Systems will host a conference call at 10:00 a.m. EDT. The call can be accessed by dialing: +1 (973) 582-2776. The call will also be available live on the Internet at www.kcsa.com. Following the call, the webcast will be archived for a period of 30 days. A replay of the call will be available beginning at approximately 12:00 p.m. EST, January 31, 2005, until February 5, 2005 at 11:59 p.m. To listen to the replay, please call +1 (973) 341-3080. To access the replay, users will need to enter the following code: 5588550.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

(Tables to Follow)

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New Presentation Method (Single-step Form)

M-SYSTEMS FLASH DISK PIONEERS LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data
	Three months ended			Nine months ended
	March 31	June 30	September 30	September 30
	2004
	Unaudited

Revenues (*)	$ 63,548	$ 84,189	$ 85,725	$ 233,462

Costs and expenses:
Cost of goods sold	47,022	63,740	64,715	175,477
Research and development, net	4,629	5,977	6,670	17,276
Sales and marketing	7,480	8,246	7,620	23,346
General and administrative	1,464	1,625	1,626	4,715
Total costs and expenses	60,595	79,588	80,631	220,814

Operating income	2,953	4,601	5,094	12,648

Financial income, net	711	813	1,017	2,541

Net income	$ 3,664	$ 5,414	$ 6,111	$ 15,189

Basic net earnings per share	$ 0.12	$ 0.15	$ 0.17	$ 0.45
Diluted net earnings per share	$ 0.11	$ 0.14	$ 0.16	$ 0.42
Weighted average number of shares used in computing basic net earnings per share	31,354,098	35,024,437	35,116,012	33,831,516
Weighted average number of shares used in computing diluted net earnings per share	34,455,969	37,757,393	37,315,848	36,509,737

(*)

Revenues for the three months ended March 31, June 30 and September 30, 2004, include income generated from a venture, accounted for under the equity method, in the amounts of $1,104, $3,059, $6,531 respectively and $10,694 for the nine months ended September 30, 2004.

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Prior Presentation Method (Multiple-step Form)

M-SYSTEMS FLASH DISK PIONEERS LTD. CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data
	Three months ended			Nine months ended
	March 31	June 30	September 30	September 30
	2004
	Unaudited

Revenues (*)	$ 64,208	$ 86,092	$ 87,775	$ 238,075
Cost of goods sold	47,682	65,643	66,765	180,090
Gross profit	16,526	20,449	21,010	57,985

Operating expenses:
Research and development, net	4,629	5,977	6,670	17,276
Sales and marketing	7,480	8,246	7,620	23,346
General and administrative	1,464	1,625	1,626	4,715
Total operating expenses	13,573	15,848	15,916	45,337

Operating income	2,953	4,601	5,094	12,648
Financial income, net	711	813	1,017	2,541

Net income	$ 3,664	$ 5,414	$ 6,111	$ 15,189

Basic net earnings per share	$ 0.12	$ 0.15	$ 0.17	$ 0.45
Diluted net earnings per share	$ 0.11	$ 0.14	$ 0.16	$ 0.42
Weighted average number of shares used in computing basic net earnings per share	31,354,098	35,024,437	35,116,012	33,831,516
Weighted average number of shares used in computing diluted net earnings per share	34,455,969	37,757,393	37,315,848	36,509,737

(*)

Revenues for the three months ended March 31, June 30 and September 30, 2004, include income generated from a venture, accounted for under the equity method, in the amounts of $1,764, $4,962, $8,581 respectively, and $15,307 for the nine months ended September 30, 2004.

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